Filed by Rockville Financial, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: United Financial Bancorp, Inc.

SEC Registration Statement No.: 000-52947

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Rockville Bank CEO: ‘It Will be a Bigger Version of the Bank we Know and Love’

Bill Crawford on Tuesday elaborated on the merger with United Bank.

Posted by Chris Dehnel (Editor) , November 26, 2013 at 09:09 PM

Rockville Bank CEO Bill Crawford, right, said donations like this to the Indian Valley YMCA will not go away. Photo Credit: Rockville Bank

In a lengthly discussion about all things merger on Tuesday morning, Rockville Bank CEO William H. W. Crawford IV kept stressing one word.

Community.

Yes, he realizes the recently announced merger between Rockville Bank and United Bank has caused some serious angst in communities all too familiar with small banks becoming bigger. But Bill Crawford implored his customer base to set aside the shock and trust what is happening over the long haul.

He did say the long haul. He insisted that means it will be the same bank with the same service with a different name.

“There is a reason for the strategic merger of equals,” Crawford said. “It positions us to serve our customers so we can do much better.”

Crawford offered three bullet points:

•	“Competing.”

•	“Reinvesting the business.”

•	“Continuing to grow as a strong community bank.”

“It was important to get scale,” he said. “It’s tough in terms of rate environment, regulatory environment and being independent,” he said. “But this positions us in a much better way financially to reinvest in the business.”

He laughed at himself a bit over the term “scale.”

“Well, we will have about $5 billion in assets as compared to Wells Fargo with, what, $1.3 trillion,” he said.

He paused and knew he had to address the matter beyond the books.

“It will be a bigger version of the bank we know and love,” Crawford said. “I understand people do not like change. The Rockville name has been fantastic and people have huge concerns because they love the bank. If they were not upset, I’d be worried.”

He added, “We will continue to offer superior customer service. For example, if a customer comes in and needs an important mortgage document faxed, our managers will still be empowered to use their good judgment and help out.”

Crawford stressed that every bank director will remain and the new board will consist of both Rockville and United directors.

Crawford stays on as chief executive officer. Many top executive are staying.

Rockville was founded in 1858 and United in 1882 and they started the conversion into public institutions in 2005 and 2007, respectively, Crawford said.

“United stands for the same thing,” Crawford said. “The bottom line is they are two very similar companies with similar cultures. Our customer service is not changing, we will have more money to reinvest and to give better customer service and we will continue to be a community bank.”

There was the word again. Crawford said The Rockville Bank Foundation will continue to “serve the community.”

He said the 8,500 hours of community service by staff members will likely grow and added that, “the foundation is based on a lot of Rockville stock, so of course we want to do well.”

He said the pace of serving 340 nonprofits will remain.

Crawford said when he took over for Rockville Bank icon William McGurk about three years ago, the bank had 230 employees. It now has 360.

“That’s an increase of about 56 percent in about three years,” he said. “Who in Connecticut can say that?”

He said administrative offices will remain in South Windsor, Glastonbury and Enfield. Crawford said there will be some post-merger “redundancy” in some sectors from not only the Rockville-United merger but the Enfield Federal-New England Bancorp and New England-United merger. When all is said and done, there will be eight branches in a 2-mile radius that need to be addressed, Crawford said.

But any jobs lost will be made up buy hiring in the lending division and financial planning sector, Crawford said.

“We will have the same amount of people - just different jobs,” he said. “We will continue to hire bankers with deep roots in the community. Our lending to small businesses surpasses $1 billion. It was $700 million when I came here. We are doing what a community bank is supposed to do.”

Crawford said he will make it his mission to ease customers pain over the merger shock.

“I think people have a lot more going on in their lives that worrying about Rockville Bank changing its name,” he said. “Customer service is important, so if anything does bother anyone, I want the customers to contact me. Yes, I have a lot to do, but I love to hear from customers.”